Skylight Health Group Inc.
(formerly CB2 Insights Inc.)
Condensed Interim Consolidated Financial Statements
September 30, 2021
(Expressed in thousands of Canadian Dollars)
(Unaudited)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.) Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of Canadian Dollars) (Unaudited)

		September 30, 2021	December 31, 2020
		$	$
ASSETS
Current assets
Cash and cash equivalents		5,622	20,052
Inventories		31	31
Trade and other receivables	Note 7	8,250	529
Prepaid expenses		1,297	749
Total current assets		15,200	21,361
Non-current
Property, plant and equipment	Note 8	929	88
Right-of-use assets	Note 9	17,077	1,325
Other Intangible assets	Note 10	19,774	6,474
Goodwill	Note 10	10,747	2,224
Total assets		63,727	31,472

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	Note 11	6,571	1,124
Loan payable	Note 13	569	446
Purchase consideration payable	Note 6	2,691	526
Lease liabilities	Note 9	1,661	619
Total current liabilities		11,492	2,715
Non-current
Redemption liability	Note 12	391	—
Loan payable	Note 13	—	316
Purchase consideration payable	Note 6	1,223	—
Lease liabilities	Note 9	15,118	804
Total liabilities		28,224	3,835

SHAREHOLDERS' EQUITY
Share capital	Note 14	60,930	43,454
Warrant reserve		1,731	2,539
Option reserve		5,258	4,349
Share and units to be issued		—	5
Accumulated other comprehensive income		365	450
Accumulated deficit		(33,341)	(23,160)
Non-controlling interests		560	—
Total shareholders' equity		35,503	27,637
Total liabilities and shareholders' equity		63,727	31,472
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Going concern (Note 2)

Subsequent events (Note 18)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
		2021	2020	2021	2020
		$	$	$	$

Revenues
Clinic	Note 17	11,957	3,250	27,530	9,774
Contract research solutions	Note 17	242	47	344	122
Software	Note 17	4	13	16	46
		12,203	3,310	27,890	9,942
Cost of sales		4,609	964	9,999	3,082
Gross profit		7,594	2,346	17,891	6,860

Operating Expenses
Salaries and wages		5,453	1,182	12,412	3,688
Office and administration		2,549	388	4,840	1,187
Marketing and business development		345	111	1,893	217
Professional fees		1,084	48	3,092	539
Rent		170	14	301	111
Share-based compensation		204	217	1,614	501
Depreciation and amortization		1,663	602	3,779	1,843
Total operating expenses		11,468	2,562	27,931	8,086

Loss from operations		(3,874)	(216)	(10,040)	(1,226)

Finance expenses
Foreign exchange (gain) loss		(917)	127	(218)	(308)
Change in fair value of financial liabilities		51	932	(12)	2,156
Net gain on debt settlement		—	—	—	(295)
Accretion on purchase consideration payable		101	—	234	—
Interest on lease liabilities	Note 9	327	37	687	130
Other income	Note 13	—	—	(870)	—
Net (loss) income		(3,436)	(1,312)	(9,861)	(2,909)

Net (loss) income attributable to:
Owners of the Company		(3,444)	(1,312)	(9,869)	(2,909)
Non-controlling interests		8	—	8	—
Net (loss) income		(3,436)	(1,312)	(9,861)	(2,909)

Basic and diluted net loss per common share		(0.09)	(0.07)	(0.27)	(0.15)
Weighted average number of common shares outstanding- basic and diluted (in 000s)		38,453	20,173	36,937	19,165

Other comprehensive loss
Exchange difference on translation of foreign operations, net of tax		(93)	43	(85)	(170)
Total comprehensive loss		(3,529)	(1,269)	(9,946)	(3,079)

Comprehensive loss attributable to:
Owners of the Company		(3,537)	(1,269)	(9,954)	(3,079)
Non-controlling interests		8	—	8	—
Total comprehensive loss		(3,529)	(1,269)	(9,946)	(3,079)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.) Condensed Interim Consolidated Statements of Cash Flows (Expressed in thousands of Canadian Dollars) (Unaudited)

	Nine months ended September 30,
	2021	2020
	$	$
Operating activities
Net loss	(9,861)	(2,909)

Adjustments for items not affecting cash:
Depreciation and amortization	3,779	1,843
Foreign exchange gain	(218)	(328)
Accretion on purchase consideration payable and loan payable	234	—
Interest on lease liabilities	687	130
Share-based compensation	1,614	595
Change in fair value of financial liabilities	(12)	2,156
Write-off of bad debt	—	36
Other income related to loan payable	(867)	—
Other income related to gain on disposal of furniture and equipment	(3)	—
Gain on debt settlement	—	(295)
Changes in non-cash working capital items:
Inventories	—	5
Trade and other receivables	(4,791)	85
Prepaid expenses	(322)	12
Accounts payable and accrued liabilities	1,946	169
Cash (used in) provided by operating activities	(7,814)	1,499

Investing activities
Purchase of furniture and equipment	(284)	—
Proceeds from disposal of furniture and equipment	4	—
Development of computer software	(208)	(371)
Release from escrow	(61)	—
Purchase consideration paid, net of cash acquired	(19,656)	—
Cash used in investing activities	(20,205)	(371)

Financing activities
Repayment to related parties	—	(25)
Shares issued and to be issued, net of transaction costs	12,703	4,982
Proceeds from exercise of options	812	4
Proceeds from exercise of warrants	1,445	227
Principal payment of lease liabilities	(1,041)	(637)
Interest paid on lease liabilities	(687)	(130)
Proceeds from loan	969	917
Principal payments on loan	(400)	—
Cash provided by financing activities	13,801	5,338

Net (decrease) increase in cash during the period	(14,218)	6,466
Effect of foreign exchange on cash	(212)	(296)
Cash and cash equivalents, beginning of period	20,052	130
Cash and cash equivalents, end of period	5,622	6,300
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.) Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (Expressed in thousands of Canadian Dollars) (Unaudited)

	Number of shares (000s) #	Share Capital $	Warrant Reserve $	Option Reserve $	Shares and units to be issued $	Accumulated other comprehensive income $	Deficit $	Total $	Non-controlling interests $	Total shareholders’ equity $
Balance, December 31, 2020	35,070	43,454	2,539	4,349	5	450	(23,160)	27,637	—	27,637
Bought deal (Note 14(b))	1,970	13,793	—	—	—	—	—	13,793	—	13,793
Acquisition of Aspire Care	—	—	—	—	—	—	(390)	(390)	552	162
Share issuance costs – cash (Note 14(b))	—	(1,090)	—	—	—	—	—	(1,090)	—	(1,090)
Shares issued on acquisition	213	1,167	—	—	—	—	—	1,167	—	1,167
Share-based compensation (Note 14)	—	—	—	1,523	—	—	—	1,523	—	1,523
Exercise of warrants	1,101	2,256	(808)	—	(3)	—	—	1,445	—	1,445
Exercise of stock options	532	1,350	—	(536)	(2)	—	—	812	—	812
Options expired and forfeited	—	—	—	(78)	—	—	78	—	—	—
Foreign currency translation	—	—	—	—	—	(85)	—	(85)	—	(85)
Net (loss) income for the period	—	—	—	—	—	—	(9,869)	(9,869)	8	(9,861)
Balance, September 30, 2021	38,886	60,930	1,731	5,258	—	365	(33,341)	34,943	560	35,503
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.) Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (Expressed in thousands of Canadian Dollars) (Unaudited)

	Number of shares (000s) #	Share Capital $	Warrant Reserve $	Option Reserve $	Shares and units to be issued $	Accumulated other comprehensive income $	Deficit $	Total shareholders’ equity $
Balance, December 31, 2019	16,567	12,225	3,357	1,552	335	441	(16,522)	1,388
Private placement	6,852	3,878	1,270	—	20	—	—	5,168
Shares issued for services	235	126	—	—	—	—	—	126
Share issuance costs - cash	—	(142)	(44)	—	—	—	—	(186)
Share issuance costs - warrants	—	(115)	115	—	—	—	—	—
Share-based compensation	503	269	—	595	—	—	—	864
Shares issued and to be issued in settlement of accrued interest	488	230	—	—	(21)	—	—	209
Share issued in settlement of contingent consideration	878	554	—	—	—	—	—	554
Shares issued and to be issued against exercise of warrants	994	1,946	(1,499)	—	(220)	—	—	227
Exercise of stock options	8	6	—	(2)	—	—	—	4
Shares issued in lieu of directors' fees	135	94	—	—	—	—	—	94
Warrants and options expired	—	—	(1,130)	(744)	—	—	1,874	—
Warrants issued for amendment of promissory note	—	—	216	—	—	—	—	216
Foreign currency translation	—	—	—	—	—	(170)	—	(170)
Net loss for the period	—	—	—	—	—	—	(2,908)	(2,908)
Balance, September 30, 2020	26,660	19,071	2,285	1,401	114	271	(17,556)	5,586
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

1. Nature of operations and Covid-19 pandemic
Skylight Health Group Inc. (“SHG” or the “Company”), formerly CB2 Insights Inc. (“CB2”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and diagnostic testing. The Company was incorporated on December 27, 2017 under the Canada Business Corporations Act and completed a reverse takeover ("RTO") on February 27, 2019 (the "Closing Date") with MVC Technologies Inc. (“MVC”) which was incorporated in the province of Ontario on November 3, 2014 under the Ontario Business Corporation Act (“OBCA”). Pursuant to the special meeting of the shareholders of the Company held on November 23, 2020, the name of the Company was changed from CB2 Insights Inc. to Skylight Health Group Inc. The head office of the Company is located at 5520 Explorer Drive, Unit 402, Mississauga, Ontario, Canada, L4W 5L1.
On January 5, 2021, the Company’s shares commenced trading on the TSX-V under the symbol “SHG” after getting voluntarily delisted from the Canadian Securities Exchange on January 4, 2021. On June 7, 2021, the Company’s shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SLHG”. In addition, effective June 7, 2021, the Company’s shares on the TSX-V began trading under the new symbol “SLHG”.
On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.
During the quarter ended September 30, 2021, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As at September 30, 2021, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events. In addition, as explained in note 13, the Company obtained a loan under the Paycheck Protection Program (PPP) offered by the US Small Business Administration as part of COVID-19 relief measures which was forgiven on March 30, 2021.
Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.
2. Basis of presentation and going concern

Basis of presentation
The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements are presented in Canadian dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

The Board of Directors approved these unaudited condensed interim consolidated financial statements on November 11, 2021. These unaudited condensed interim consolidated financial statements comply with IFRS.
The unaudited condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for purchase consideration payable (only for acquisitions performed during the year ended December 31, 2019) which are measured at fair value on an ongoing basis.

Going concern
These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.
As of the balance sheet date, the Company had an accumulated deficit of $33,341 and negative cash flow from operations of $7,814 for the nine months ended September 30, 2021. The Company has positive working capital as of the balance sheet date of $3,708. The Company has raised debt and equity financing through 2017 to 2020 and during the nine months ended September 30, 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business.
Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue and debt and/or equity financing sufficient to fund its cash flow needs. These circumstances indicate the existence of material uncertainty that casts substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.
The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated statement of financial position. Such differences in amounts could be material.
The assessment of material uncertainties related to events and circumstances that may cast substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

3. Summary of significant accounting policies
The accounting policies followed in these unaudited condensed interim consolidated financial statements are consistent with the policies and method of their application used in the preparation of the audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019.

During the three and nine months ended September 30, 2021, the Company adopted two new accounting policies for non-controlling interests and redemption liability.

The Company recognizes non-controlling interests in an acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Aspire Health Concepts Inc., the Company elected to recognize the non-controlling interests at fair value. Non-controlling interests holders will receive their income or loss proportionate to the voting rights. Non-controlling interests in the results and equity of subsidiaries are shown separately in the condensed interim consolidated statement of financial position, condensed interim consolidated statements of loss and comprehensive loss and condensed interim consolidated statement of changes in shareholders' equity, respectively.

The Company recognizes redemption liability at fair value in the Condensed Interim Consolidated Statement of Financial Position. The redemption liability will subsequently be remeasured in future periods, with the changes going through the condensed interim consolidated statements of loss and comprehensive loss. See note 12 for further details regarding estimates and judgments.
Several amendments and interpretations of IFRS apply for the first time in 2021, however, they do not have a material impact on the unaudited condensed interim consolidated financial statements.

New accounting standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods except the below amendment:
Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.
4. Share consolidation
On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in these consolidated financial statements is presented on a post-Share Consolidation basis, including comparatives.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

5. Acquisitions

a) Acquisition of MCM
On October 6, 2020 (the “Closing Date”), the Company acquired 100% of the voting equity interests of Texas-based primary care services clinic group Maverick County Medical Family Center (“MCM”), P.A.
The aggregate purchase consideration comprised the following:
•$498 (US$375) cash paid on Closing Date.
•$498 (US$375) cash due in six months after the Closing Date. The amount was discounted to its present value and initially recorded at $470 (US$354) on the Closing Date using an effective interest rate of 12%.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	June 30, 2021	March 31, 2021
		$
Balance, beginning of period	472	465
Addition	—	—
Paid in cash	(471)	—
Accretion	—	13
Foreign exchange translation gain	(1)	(6)
Balance, end of period	—	472

b) Acquisition of APEX
On January 4, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based primary care services clinic group Apex Family Medicine, LLC (“APEX”). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the APEX’s workforce and is expected to be fully deductible for tax purposes.
The aggregate purchase consideration comprises the following:
•$1,241 (US$974) cash paid on Closing Date.
•$1,116 (US$875) cash payable in two instalments over a 6-month period. The amount was discounted to its present value and initially recorded at $1,073 on the Closing Date using an effective interest rate of 11.2%. Subsequently on July 6, 2021, the Company paid the second instalment of $545 (US$438).

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

•Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	September 30, 2021	June 30, 2021	March 31, 2021
	$		$
Balance, beginning of period	542	1,086	—
Addition	—	—	2,314
Paid in cash	(545)	(548)	(1,241)
Accretion	1	13	28
Foreign exchange translation gain	2	(9)	(15)
Balance, end of period	—	542	1,086
The allocated purchase price calculation is as follows:

$
Consideration - cash	2,314
Lease liabilities	118
Assumed liabilities	37
Total consideration	2,469

Identifiable assets acquired
Customer relationships	1,403
Non-compete	22
Cash	37
Trade receivables	125
Right of use asset	118
Total identifiable assets acquired	1,705
Total goodwill	764
Total assets	2,469
Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. APEX’s revenue and net income for the period from the date of acquisition to September 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $1,073 and $297 respectively.

c) Acquisition of RCMA
On February 3, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of River City Medical Associates (“RCMA”), Inc., a Florida corporation. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with the RCMA’s workforce and is expected to be fully deductible for tax purposes.
The aggregate purchase consideration comprises the following:
•$288 (US$225) cash paid on Closing Date.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

•$139 (US$109) cash payable within 120 days after the Closing Date being the amount withheld from the purchase consideration for liabilities prior to closing date. The amount was discounted to its present value and initially recorded at $137 (US$107) on the Closing Date using an effective interest rate of 10.9%. On April 27, 2021, the Company released $135 from the escrow account (US$109).
•$2,812 (US$2,200) funds held in an escrow account to be released once the conditions stipulated in the Transition Services Agreement have been complied with within two months after the Closing Date. Subsequently, on April 22, 2021, the Company released $2,750 from the escrow account (US$2,200)
•74,833 common shares in the Company valued at 10-day VWAP of $6.3925 per share amounting to $478 (US$373) to be issued on the Closing Date. The amount was recognized at the fair value of the consideration amounting to $492 (US$385) on the Closing Date.
•Variable number of common shares in the Company amounting to $1,908 (US$1,493) to be issued in five equal instalments within 15 months after the Closing Date. The number of shares will be determined based on the share price on each instalment date. The amount was discounted to its present value and initially recorded at $1,892 (US$1,480) on the Closing Date using an effective interest rate of 15%.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	September 30, 2021	June 30, 2021	March 31, 2021
	$		$
Balance, beginning of period	1,465	4,765	—
Addition	—	—	5,621
Paid in cash	—	(2,885)	(288)
Paid in shares	(381)	(377)	(485)
Accretion	5	9	3
Foreign exchange translation gain	35	(47)	(86)
Balance, end of period	1,124	1,465	4,765
The allocated purchase price calculation is as follows:

$
Consideration – cash	3,237
Consideration – shares	2,384
Lease liabilities	3,800
Assumed liabilities	217
Total consideration	9,638

Identifiable assets acquired
Customer relationships	3,618
Brand and trademarks	706
Non-compete clause	56
Cash	217
Property, plant and equipment	32
Right of use asset	3,800
Total identifiable assets acquired	8,429
Total goodwill	1,209
Total assets	9,638
Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. RCMA’s revenue and net income for the period from the date of acquisition to

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

September 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $5,881 and $2,854, respectively.

d) Acquisition of Rocky Mountain
On April 5, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Colorado based Primary Care Clinic Group, Rocky Mountain. The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill.
The goodwill acquired is associated with Rocky Mountain’s workforce and is expected to be fully deductible for tax purposes.
The aggregate purchase consideration comprises the following:
•$10,635 (US$8,491) cash paid on Closing Date.
•$2,067 (US$1,650) cash payable in three equal instalments over two years from the Closing Date. The amount was discounted to its present value and initially recorded at $1,829 (US$1,460) on the Closing Date using an effective interest rate of 11.4%.
•$641 (US$512) cash payable on account of working capital true-up and settlement of a liability.
•Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	September 30, 2021	June 30, 2021
	$	$
Balance, beginning of period	2,492	—
Addition	—	13,105
Paid in cash	—	(10,635)
Accretion	100	47
Foreign exchange translation gain	70	(25)
Balance, end of period	2,662	2,492

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

The allocated purchase price calculation is as follows:

$
Consideration – cash	13,105
Lease liabilities	5,453
Assumed liabilities	2,508
Total consideration	21,066

Identifiable assets acquired
Customer relationships	2,893
Brand and trademarks	3,238
Cash	753
Trade receivables	2,675
Prepaid expenses	235
Property, plant and equipment	295
Right of use asset	6,322
Total identifiable assets acquired	16,411
Total goodwill	4,655
Total assets	21,066
Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. Rocky Mountain’s revenue and net loss for the period from the date of acquisition to September 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss is $8,808 and $1,192, respectively.

e) Acquisition of Doctors Center
On June 23, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of Florida based primary care group Doctors Center Inc. for a total cash transaction value of $2,752 (US$2,240). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with Doctors Center workforce and is expected to be fully deductible for tax purposes. There was a holdback payment to a medical doctor in the amount of $694 (US$560), payable in two instalments of $347 (US$280) at the 6 and 12 month anniversaries of the Closing Date, provided the medical doctor continues to be an employee of the Company. Given the significant amount of the holdback and employment timing, it was determined to be a nominal probability that the medical doctor would compete in the one year period post-acquisition. Therefore, no value was assigned to the non-compete agreement and the payments will be expensed in the period paid.
The aggregate purchase consideration comprises the following:
•$2,654 (US$2,160) cash paid on the Closing Date.
•$98 (US$80) cash payable within the next 12 months. During the three months ended September 30, 2021, the Company paid the outstanding amounts.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

•Details of the movements in the purchase consideration payable are as follows:

	Three months ended
	September 30, 2021	June 30, 2021
	$	$
Balance, beginning of period	99	—
Addition	—	2,752
Paid in cash	(100)	(2,654)
Foreign exchange translation loss	1	1
Balance, end of period	—	99
The allocated purchase price calculation is as follows:

$
Consideration – cash	2,752
Lease liabilities	2,869
Assumed liabilities	71
Total consideration	5,692

Identifiable assets acquired
Customer relationships	1,499
Brand and trademarks	463
Cash	71
Property, plant and equipment	164
Right of use asset	2,869
Total identifiable assets acquired	5,066
Total goodwill	626
Total assets	5,692
Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. Doctors Center’s revenue and net income for the period from the date of acquisition to September 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $880 and $492, respectively.

f) Acquisition of ACO Partners
On July 13, 2021 (the "Closing Date"), the Company acquired 100% of the voting equity interests of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022. The total cash consideration of $313 (US$250) was to be paid as follows:
•$78 (US$63) cash on Closing Date
•$78 (US$63) cash payable contingent on receiving approval on Phase 1 of the pending ACO application to the CMS by January 31, 2022
•$157 (US$124) cash payable contingent on receiving final approval of the pending ACO application to the CMS by January 31, 2022
During the three months ended September 30, 2021, the Company determined it would not receive approval on the ACO application to the CMS by January 31, 2022. The cash paid on Closing Date of $78 (US$63) has been recorded in trade receivables as of September 30, 2021.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

g) Acquisition of Aspire Care

On September 16, 2021 (the "Closing Date"), the Company acquired 70% of the voting equity interests of Pennsylvania based primary care group Aspire Health Concepts, Inc. (“Aspire Care”) for a total cash transaction value of $1,996 (US$1,575). The Company determined that the acquisition was a business combination under IFRS 3 – Business Combinations and was accounted for by applying the acquisition method, whereby the assets acquired and liabilities assumed were recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. The goodwill acquired is associated with Aspire Care workforce and is expected to be fully deductible for tax purposes. There was a holdback payment of $127 (US$100), payable on the 9 month anniversary of the Closing Date.

The aggregate purchase consideration comprises the following:
•$1,869 (US$1,475) cash paid on the Closing Date.
•$127 (US$100) cash payable within the next 9 months.
•Details of the movements in the purchase consideration payable are as follows:

Three months ended
September 30, 2021
$
Balance, beginning of period	—
Addition	1,996
Paid in cash	(1,869)
Foreign exchange translation loss	1
Balance, end of period	128
The allocated purchase price calculation is as follows:

$
Consideration – cash	1,996
Lease liabilities	1,371
Non-controlling interests	552
Assumed liabilities	564
Total consideration	4,483

Identifiable assets acquired
Customer relationships	482
Brand and trademarks	580
Cash	564
Property, plant and equipment	324
Right of use asset	1,371
Total identifiable assets acquired	3,321
Total goodwill	1,162
Total assets	4,483
Operating results have been included in these unaudited condensed interim consolidated financial statements from the Closing Date. Aspire Care’s revenue and net income for the period from the date of acquisition to September 30, 2021 included in the unaudited condensed interim consolidated statements of loss and comprehensive loss are $256 and $140, respectively.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

If all current year acquisitions had occurred on January 1, 2021, management estimates that consolidated revenue would have increased by $9,967 and net loss would have decreased by $40 for the nine months ended September 30, 2021.
6. Purchase consideration payable

	September 30, 2021	December 31, 2020
	$	$
Healthcare Resource Management LLC (“HRM”)	—	61
MCM	—	465
RCMA	1,124	—
Rocky Mountain	2,662	—
Aspire Care	128	—
	3,914	526

Allocated as:	$	$
Current	2,691	526
Non-current	1,223	—
	3,914	526
7. Trade and other receivables

	September 30, 2021	December 31, 2020
	$	$
Trade receivables	7,590	287
Harmonized sales tax recoverable	478	192
Security deposits	182	50
	8,250	529
The lifetime expected credit loss allowance for impairment is estimated based on the Company’s historical loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current as well as forecast direction of conditions. As at September 30, 2021, an expected credit loss of $263 has been recognized.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

8. Property, plant and equipment

	Furniture	Vehicles	Computer Hardware	Leaseholds	Equipment	Total
	$	$	$	$	$	$
Cost
As at December 31, 2020	129	22	116	65	58	390
Additions	48	—	55	60	121	284
Acquisition	91	—	14	587	123	815
Disposal	—	(22)	—	—	—	(22)
Net exchange differences	3	—	1	11	5	20
As at September 30, 2021	271	—	186	723	307	1,487

Depreciation
As at December 31, 2020	93	21	84	57	47	302
Depreciation	66	—	46	111	49	272
Disposal	—	(21)	—	—	—	(21)
Net exchange differences	1	—	1	2	1	5
As at September 30, 2021	160	—	131	170	97	558

Net book value
As at December 31, 2020	36	1	32	8	11	88
As at September 30, 2021	111	—	55	553	210	929
9. Right-of-use assets and lease liabilities
Right of use assets

Premises leases	September 30, 2021
$
Beginning balance	1,325
Additions	2,598
Acquisitions	14,480
Depreciation	(1,498)
Lease incentives	(23)
Net exchange differences	195
Ending balance	17,077

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Lease liabilities

September 30, 2021
$
Beginning balance	1,422
Additions	2,598
Acquisitions	13,611
Interest expense	687
Lease payments	(1,728)
Net exchange differences	189
Ending balance	16,779

Allocated as:	$
Current	1,661
Non-current	15,118
16,779
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate. The weighted-average interest rate applied ranges from 6.4% to 12%.
10. Goodwill and other intangible assets

	Goodwill	Customer relationships	Brand and trademarks	Non- compete clause	Computer software	Total other intangibles
	$	$	$	$	$	$
Cost
Balance, December 31, 2020	2,224	4,076	2,546	47	3,616	10,285
Additions	—	—	—	—	208	208
Acquisitions	8,416	9,895	4,987	78	—	14,960
Net exchange differences	107	97	76	(1)	1	173
Balance, September 30, 2021	10,747	14,068	7,609	124	3,825	25,626

Amortization
Balance, December 31, 2020	—	1,324	—	—	2,487	3,811
Amortization	—	1,539	—	20	450	2,009
Net exchange differences	—	32	—	—	—	32
Balance, September 30, 2021	—	2,895	—	20	2,937	5,852

Net book value
As at December 31, 2020	2,224	2,752	2,546	47	1,129	6,474
As at September 30, 2021	10,747	11,173	7,609	104	888	19,774

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

11. Accounts payable and accrued liabilities

	September 30, 2021	December 31, 2020
	$	$
Accounts payable	3,346	486
Accrued liabilities	3,225	638
	6,571	1,124

12. Redemption liability

The redemption liability of $391 as at September 30, 2021 relates to the put option of the non-controlling interests of Aspire. The put option allows the non-controlling interests of Aspire to sell their holdings to the Company. The put option was determined by discounting future earnings before income taxes, depreciation and amortization less obligations at a discount rate of 10.5%. The inputs, including the probability of certain outcomes being achieved with multiples ranging from 3 to 6, weighted probabilities ranging from 10%-70%, and an expected life of approximately 6 years, are classified as Level 3 in the fair value hierarchy. The fair value of the redemption liability was recognized on September 16, 2021, and as at September 30, 2021, the carrying value approximates fair value.

The liability will be revalued each period end, with the change in fair value recorded in the statements of loss and comprehensive loss.

A 5% change in the following assumptions will have the following impact on the fair value of the redemption liability as at September 30, 2021:

	Original	+5%	-5%
	$	$	$
Discount rate	391	297	525
Earnings before income taxes, depreciation and amortization	391	419	364
Probability factor	391	377	408
13. Loan payable
On April 27, 2020, the Company obtained a loan of $917 (US$653) from Citizens Bank N.A under the Paycheck Protection Program (PPP) offered by US Small Business Administration as part of COVID-19 relief measures. The loan carries an interest rate of 1% and the repayments would start from February 27, 2021 in equal monthly instalments over eighteen months. The PPP program allows for the loan to be forgiven if the disbursed amount is spent in accordance with specific guidelines. On December 1, 2020, the Company applied for loan forgiveness, and if approved, the loan amount would be reclassified as a government grant in the statements of loss and comprehensive loss.
The loan was measured at fair value on receipt date using effective interest rate method and the difference between the fair value and receipt amount was recorded as deferred income under accrued liabilities. This difference represents the benefit received by the Company due to reduced interest rate on the loan and over the term of the loan, this benefit will be recognized as other income in the statement of loss and comprehensive loss.
During the three and nine months ended September 30, 2021, the Company recognised an amount of $14 as other income and $20 as accretion expense on the loan. On March 30, 2021, the Company recognized $853 as other income representing the write-off of the PPP loan after receiving approval of the forgiveness application.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

On June 4, 2021, the Company obtained a loan of $969 (US$782) from Aon Reed Stenhouse Inc. for Directors and Officers insurance. The amortized cost approximates fair value. The loan carries an interest rate of 3.43% and repayments started from July 4, 2021 in equal monthly payments for ten months. During the quarter ended September 30, 2021, the Company made payments in principal and interest of $400 and $8, respectively..
14. Share capital
a)Authorized share capital
Unlimited number of voting common shares without par value.
b)Common shares issued

	Numbers of common shares (000s)	Share Capital
	#	$
Balance, December 31, 2020	35,070	43,454
Bought deal (i)	1,970	13,793
Share issuance costs – cash (i)	—	(1,090)
Shares issued in settlement of purchase consideration payable (ii)	213	1,167
Shares issued against exercise of warrants (iii)	1,101	2,256
Exercise of stock options (iv)	532	1,350
Balance, September 30, 2021	38,886	60,930
(i)On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters (collectively the “Underwriters”). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters’ 15% over-allotment option, 1,970,360 common shares of the Company at a price of $7.00 per common share for gross proceeds of $13,793, less share issuance costs of $1,090.
(ii)During the nine months ended September 30, 2021, the Company issued 74,833 shares valued at $6.00 per share, 50,715 shares valued at $6.80 per share and 87,779 shares valued at $4.25 per share in settlement of consideration payable for the acquisition of RCMA.
(iii)During the nine months ended September 30, 2021, shareholders exercised 1,100,596 warrants at an exercise price with a range of $1.00 to $5.00 per share.
The fair value of the warrants exercised amounting to $808 was reclassified from the Warrant reserve to Share Capital.
(iv)During the nine months ended September 30, 2021, shareholders exercised 532,087 options at an exercise price with a range of $0.406 to $5.70 per share.
The fair value of the options exercised amounting to $536 was reclassified from the Option reserve to Share Capital.
Warrants
During February 2021, the Company granted 700 warrants to a shareholder. These warrants are exercisable over a period of one year from the date of grant with an exercise price of $4.00, vesting immediately.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

A summary of the warrant activity for the periods ended September 30, 2021 and 2020 is as follows:

	Numbers of warrants (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	3,106	2.80
Exercised	(994)	3.00
Expired	(1,187)	1.95
Granted	4,316	0.95
Balance, September 30, 2020	5,241	1.20

Balance, December 31, 2020	4,835	1.25
Granted	1	4.00
Exercised	(1,101)	1.32
Balance, September 30, 2021	3,735	1.23
At September 30, 2021, a summary of warrants outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price	Weighted Average Remaining Life
	#	$	Years
$0.70-$1.00	3,380	0.95	1.12
$2.35-$2.50	90	2.35	1.12
$4.00-$5.00	265	4.51	0.82
	3,735	1.23	1.10
Options
During February and March 2021, the Company granted 289,360 options to employees, directors and consultants. These options are exercisable over a period of 2 to 5 years from the date of grant with an exercise price ranging from $6.50 to $9.00. 153,360 options vested immediately and the rest will vest over 1 to 3 years.

During August 2021, the Company granted 372,000 options to employees. These options are exercisable over a period of 5 years from the date of grant with an exercise price of $3.90 and will vest over 0.5 to 3 years.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

A summary of the option activity for the periods ended September 30, 2021 and 2020 is as follows:

	Numbers of options (000s)	Weighted Average Exercise Price
	#	$
Balance, December 31, 2019	1,344	1.90
Granted	1,079	0.60
Exercised	(8)	0.40
Cancelled	(618)	2.20
Expired	(229)	1.00
Balance, September 30, 2020	1,568	0.95

Balance, December 31, 2020	2,594	2.17
Granted	661	5.54
Exercised	(532)	1.25
Forfeitures	(80)	4.64
Expired	(3)	2.29
Balance, September 30, 2021	2,640	3.12
At September 30, 2021, a summary of stock options outstanding and exercisable is as follows:

Range of exercise prices	Number outstanding (000s)	Weighted Average Exercise Price (outstanding)	Weighted Average Remaining Life	Number exercisable (000s)	Weighted Average Exercise Price (exercisable)
	#	$	Years	#	$
$0.41-$2.20	790	0.66	3.28	455	0.65
$2.21 - $4.70	1,462	3.48	3.33	1,070	3.31
$4.71 - $6.50	200	5.87	2.79	167	5.75
$6.51 - $9.00	188	7.76	2.37	156	7.71
	2,640	3.12	3.20	1,848	3.25
During the three and nine months ended September 30, 2021, $204 and $1,614, respectively (three and nine months ended September 30, 2020 - $217 and $501, respectively) has been recognized as share-based compensation expense. The fair value of the granted options was calculated using the Black-Scholes model using an expected life ranging from 1 to 4 years, risk-free interest rate ranging from 0.12% to 0.78%, share price ranging from $3.90 to $8.90, volatility ranging from 111.7% to 130.7% and a dividend yield of 0%. During the nine months ended September 30, 2021, directors options accrual amounted to $91.
15. Fair value measurement and liquidity
The Company classifies and subsequently measures cash, trade receivables, accounts payable and accrued liabilities, loan payable and purchase consideration payable at amortized cost and the fair value of these financial instruments approximates carrying value due to their short-term nature and/or carrying market rates of interest.
There are no financial instruments, except for the redemption liability (note 12), which were measured at fair value in the condensed interim consolidated statements of financial position as at September 30, 2021.

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

16. Related party disclosures
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.
The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salary and short-term employee benefits	593	321	1,409	545
Share based compensation	202	193	504	293
Directors’ fees	71	—	202	94
	866	514	2,115	932
Professional services of $19 and $37 for the three and nine months ended September 30, 2021 relate to professional fees paid to a full-service business law firm. Mohammad Bataineh, President, is a former shareholder of the business law firm. Professional services of $12 and $42 for the three and nine months ended September 30, 2020 relate to professional fees paid to a financial accounting and reporting services firm. The former Chief Financial Officer was outsourced from the firm.
17. Segmented information
The Company has two reportable segments related to its medical services and software and corporate businesses which also align with the two countries in which it operates, namely, United States and Canada. Corporate costs are included in the Canadian segment. The disclosure with regards to the Company’s aforementioned segments and locations are listed below:

Three months ended September 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	12,127	76	12,203
Cost of Sales	4,609	—	4,609
Gross profit	7,518	76	7,594
Total operating expenses	9,562	1,906	11,468
Loss from operations	(2,044)	(1,830)	(3,874)

Foreign exchange gain	—	(917)	(917)
Change in fair value of financial liabilities	51	—	51
Accretion on purchase consideration payable and loan payable	101	—	101
Interest on lease liabilities	327	—	327
Net loss	(2,523)	(913)	(3,436)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Nine months ended September 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	27,711	179	27,890
Cost of Sales	9,999	—	9,999
Gross profit	17,712	179	17,891
Total operating expenses	20,767	7,164	27,931
Loss from operations	(3,055)	(6,985)	(10,040)

Foreign exchange gain	—	(218)	(218)
Change in fair value of financial liabilities	(12)	—	(12)
Accretion on purchase consideration payable and loan payable	234	—	234
Interest on lease liabilities	687	—	687
Other income	(870)	—	(870)
Net loss	(3,094)	(6,767)	(9,861)

As at September 30, 2021	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Non-current assets	46,439	2,088	48,527
Total assets	57,566	6,161	63,727
Total liabilities	25,840	2,384	28,224

Three months ended September 30, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	3,250	60	3,310
Cost of Sales	964	—	964
Gross profit	2,286	60	2,346
Total operating expenses	1,501	1,061	2,562
Income (loss) from operations	785	(1,001)	(216)

Foreign exchange loss	—	127	127
Gain on debt settlement	—	—	—
Change in fair value of financial liabilities	—	932	932
Interest on lease liabilities	36	1	37
Net income (loss)	749	(2,061)	(1,312)

SKYLIGHT HEALTH GROUP INC. (formerly CB2 Insights Inc.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Nine months ended September 30, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Revenue	9,774	168	9,942
Cost of Sales	3,082	—	3,082
Gross profit	6,692	168	6,860
Total operating expenses	5,087	2,999	8,086
Income (loss) from operations	1,605	(2,831)	(1,226)

Foreign exchange loss	—	(308)	(308)
Gain on debt settlement	—	(295)	(295)
Change in fair value of financial liabilities	(28)	2,184	2,156
Interest on lease liabilities	126	4	130
Net income (loss)	1,507	(4,416)	(2,909)

As at December 31, 2020	USA (Medical Services)	Canada (Software and Corporate)	Total
	$	$	$
Non-current assets	9,361	750	10,111
Total assets	11,469	20,003	31,472
Total liabilities	3,274	561	3,835
18. Subsequent events

On October 29, 2021, the Company announced the sale of 100% of the assets related to its legacy businesses Canna Care Docs and Relaxed Clarity (“Legacy Business”). The total cash consideration is US$8,628, with US$4,000 due on closing, and the remainder to be paid over three instalments at the 12 month, 18 month and 24 month anniversaries from the date of closing.